AH
12-6-2002

02053120

TATES
ANGE COMMISSION
, D.C. 20549

UF 12-5-02

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13657

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING September 29, 2001 AND ENDING September 30, 2002

A. REGISTRANT IDENTIFICATION

SEC MAIL PROCESSING RECEIVED NOV 29 2002 WASH. D.C. 152 SECTION

NAME OF BROKER-DEALER

Howe Barnes Investments, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 South LaSalle Street, Suite 1500
(No. and Street)

Chicago	Illinois	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David E. Lakowski — (312) 655-3000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

30 South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 19 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **David E. Lakowski,** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Howe Barnes Investments, Inc.** as of **September 30, 2002,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

"OFFICIAL SEAL"
DENNIS J. CYRWUS
Notary Public, State of Illinois
My Commission Expires 08/19/05

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Howe Barnes Investments, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Howe Barnes Investments, Inc. as of September 30, 2002, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the period then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Howe Barnes Investments, Inc. as of September 30, 2002, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Chicago, Illinois
November 6, 2002

HOWE BARNES INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
September 30, 2002

ASSETS

Cash	$	490,711
Cash and securities segregated under federal and other regulations		1,850,743
Deposits with clearing organizations		717,893
Receivables:		
Broker-dealers and clearing organizations		1,106,418
Customers, net of $115,000 allowance		62,878,291
Noncustomers		3,759,334
Securities owned, at market value		9,918,837
Secured demand note receivable		4,000,000
Exchange memberships, at cost (market value $2,536,600)		472,000
Furniture, equipment and leasehold improvements, less accumulated depreciation and amortization $2,777,578		503,002
Other assets		2,445,774
Total assets	$	88,143,003

LIABILITIES AND STOCKHOLDERS' EQUITY

Short-term bank loans	$	11,500,000
Payables:		
Broker-dealers and clearing organizations		2,656,111
Customers		59,236,072
Noncustomers		444,025
Securities sold, not yet purchased, at market value		156,740
Deferred tax liabilities, net		48,000
Current income tax liabilities		256,000
Accounts payable and accrued expenses		3,238,831
Total liabilities		77,535,779
Liabilities Subordinated to Claims of General Creditors		4,000,000
Stockholders' Equity		
Preferred stock, Class A, nonvoting, $4 par value; authorized 100,000 shares; issued 41,800 shares; no outstanding shares		167,200
Common stock, $4 par value; authorized 300,000 shares; issued 235,305 shares; outstanding 208,589 shares		941,220
Additional paid-in capital		2,779,176
Retained earnings		5,247,683
Less stock in treasury, at cost (26,716 shares common stock and 41,800 shares preferred stock)		(2,528,055)
		6,607,224
Total liabilities and stockholders' equity	$	88,143,003

The accompanying notes are an integral part of these financial statements.